[redacted]

SEC 09058227 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 53512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dinerman (415) 402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 (Address) San Francisco (City) CA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dinerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SABRINA MARIA CISNEROS
COMM. # 1800239
NOTARY PUBLIC-CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. JUNE 3, 2012

Signature

Title

Sabrina Maria Cisneros
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

CONTENTS

SUPPLEMENTARY INFORMATION

SBP &CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (a Delaware Limited Liability Company) as of December 31, 2008 and the related statements of income and comprehensive income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 20 – 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 25, 2009

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets		
Cash	$	1,280,877
Accounts receivable, net of allowance for doubtful accounts of $60,000		17,078,473
Due from affiliates		216,556
Current portion of loan receivable from affiliate		75,308
Prepaid expenses		13,809
Total current assets		18,665,023
Fixed assets		
Furniture, fixtures and equipment		756,700
Less: accumulated depreciation		(403,504)
Fixed assets, net		353,196
Other assets		
Non-current accounts receivable		10,680,331
Non-current loan receivable from affiliate		126,926
Investments		436,604
Security deposit		66,414
Total other assets		11,310,275
Total assets	$	30,328,494

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	598,586
Due to affiliate		400,926
Total current liabilities		999,512
Long-term liabilities		
Deferred rent		161,036
Total long-term liabilities		161,036
Total liabilities		1,160,548
Member's equity		
Member's equity		29,250,870
Accumulated other comprehensive income		(82,924)
Total member's equity		29,167,946
Total liabilities and member's equity	$	30,328,494

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue	
Primary revenue	$ 11,866,534
Secondary revenue	1,973,290
Less commissions	(600,554)
Net revenue	13,239,270
Operating expenses	
Wages and compensation	4,956,612
General and administrative expenses	2,633,672
Marketing	1,267,845
Benefits	529,468
Travel	527,089
Total operating expenses	9,914,686
Operating income	3,324,584
Other income/(expense)	
Interest income	1,760,074
Loss on foreign currency translation	(385,866)
Total other income/(expense)	1,374,208
Net income	4,698,792
Other comprehensive income	
Unrealized losses on investments:	
Unrealized holding losses arising during period	(82,924)
Comprehensive income	$ 4,615,868

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2008

Beginning balance	$	34,133,800
Net income		4,698,792
Distributions		(9,581,722)
Ending balance	$	29,250,870

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,698,792
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	160,100
Bad debt expense	35,082
Unrealized losses on investments	82,924
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	4,852,729
Due from affiliate	141,671
Prepaid expenses	330,664
Other current assets	2,065
Increase/(decrease) in liabilities:	
Accounts payable and accrued expenses	(797,518)
Deferred rent	3,324
Due to affiliate	(632,081)
Net cash provided by operating activities	8,877,752
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(245,125)
Contributions to investments in partnerships	(232,899)
Distributions from investments in partnerships	11,250
Net cash used for investing activities	(466,774)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments received on loan to affiliate	17,901
Member's distributions	(9,289,342)
Net cash used for financing activities	(9,271,441)
Net decrease in cash	(860,463)
Cash at beginning of year	2,141,340
Cash at end of year	$ 1,280,877

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
State LLC fees and local net income taxes	$ 81,416
Noncash financing activities	
Due from affiliate settled through member's distributions	$ 292,380
Due from affiliate converted to long-term loan from affiliate	$ 296,144

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California with a second office in New York City. The Company has two primary lines of business providing consulting and placement agent services regarding the private placement of securities in investment vehicles, and assisting investors who invest in these types of private placements to liquidate their positions. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now FINRA). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, LP.

The Company conducts business throughout the United States and in several other countries. During the year ended December 31, 2008, the Company began pursuing opportunities in Australia. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company continues to expand internationally and on January 13, 2009, became registered in Japan as a Type 2 Financial Instruments Dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of investment assets and bonus accruals. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits and subject the Company to concentrations of credit risk. Cash and cash equivalents exceeding federally insured limits totaled $780,877 at December 31, 2008. It is the opinion of management that the solvency of the referenced financial institutions is not of particular concern at this time.

Accounts Receivable

Accounts receivable are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and other risks inherent to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and interest payments according to the receivable agreement. Accounts are written off when management believes, after considering economic conditions, business conditions, and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2008, the Company's allowance for doubtful accounts was $60,000. Management believes that the remainder of accounts receivable at December 31, 2008 are collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Revenue

The Company has two principal sources of revenue. Primary revenue relates to private equity fund placement sources. Secondary revenue relates to income earned on liquidity management engagements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. The member is taxed on the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements. In lieu of income taxes, as an LLC the Company is subject to state gross receipts fees which are included in "General and administrative expenses" on the income statement.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 was adopted effective for the Company's financial assets and liabilities beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115,* ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 was adopted effective for the Company beginning January 1, 2008.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands the disclosure requirements in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," regarding an entity's derivative instruments and hedging activities. The standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 will be effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact SFAS 161 may have on its financial statements.

Fair Value

Effective January 1, 2008, the Company determines the fair market values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are provided below. The Company has also elected the fair value option for certain financial assets (interests in limited partnerships) as allowed by SFAS 159.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value (Continued)

Level One

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level Two

Observable inputs other than Level 1 prices, examples of which are quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts, residential mortgage and loans held-for-sale.

Level Three

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category typically includes most private equity investments, retained residual interest in securitizations, residential MSRs, asset-backed securities (ABS), highly structured or long-term derivative contracts and certain collateralized debt obligations (CDO) where independent pricing information is not able to be obtained for a significant portion of the underlying assets. For more information on the fair value of the Company's financial instruments see *Note 6 – Fair Value Disclosures* to the Financial Statements.

Investments

The Company values its investments annually and at such other times as, in the view of management, circumstances warrant. Investments for which no public market exists are valued at fair value as determined in good faith by management pursuant to the valuation procedures summarized below.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (Continued)

The Company has made and makes investments in private equity fund entities in which it receives interests either as a limited partner, or as a special general partner. In all of these circumstances, the Company does not have the ability to exercise significant influence, has little or no voting power, and these interests are subject to substantial restrictions on transfer. Further, no public market exists for these investments.

Generally, such investments will be valued on a "going concern" basis without giving effect to any disposition costs. There is a range of values that is reasonable for such investments at any particular time. Initially investments are valued based upon their original cost until developments provide a sufficient basis for use of a valuation other than cost. Upon the occurrence of developments providing a sufficient basis for a change in valuation, investments will be re-valued based upon factors such as the general partner's expression of value, earnings, net worth, matters affecting the marketability of the interest, an assessment of the investee fund's future prospects or, if appropriate, liquidation value. The values for the investments referred to in this paragraph will be estimated regularly by management and, in any event, not less frequently than annually. However, there can be no assurance that such value will represent the return that might ultimately be realized by the Company from the investments.

Distributions of cash or in-kind from an investment are recorded as a return of capital and serve to reduce the cost basis of the investment. Distributions received in excess of the cost basis are recorded as realized gains. Distributions are recorded when they are received from the vehicle in which the investment was made.

Further consideration of the valuation of the Company's private fund investments is based upon its pro-rata share of the value of the net assets of the private investment funds as determined by such fund, in accordance with its partnership agreement, constitutional or other documents governing such valuation, on the valuation date. If such valuation with respect to the Company's investments in the fund is not available by reason of timing or other event on the valuation date, or is deemed to be unreliable by management, management shall determine such value based on its judgment of fair value on the appropriate date.

At December 31, 2008, market quotations were not readily available for any of the Company's portfolio of investments valued at $436,604 or 1.4% of net assets. These investments were valued by management. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for these investments existed, and the differences could be material.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, and accrued interest receivable to be received in less than one year approximate fair value because of the short maturity of those financial instruments.

Derivatives

The Company has, on occasion, used foreign exchange contracts as fair value hedges to eliminate the changes in the fair value of firm commitments denominated in foreign currencies. The Company documents its risk management strategy and hedge effectiveness at the inception and during the term of each hedge. The Company's risk management strategy is to offset changes in the fair value of firm commitments due to changes in the U.S. dollar/foreign currency exchange rates.

Foreign Currency Transactions

Foreign currency transactions are transactions denominated in a currency other than the entity's functional currency. Periodically and at year end, the Company re-measures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the re-measurement of these balances are recorded in "Other income/(expense)" in the Company's statement of income.

Guarantees

The Company recognizes guarantees in accordance with FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* According to this statement, the Company is not required to book a liability for guarantees of a parent Company's debt to a third party. Other required disclosures about such arrangements are made in the footnotes to the financial statements at *Note 14 – Guarantee Liabilities.*

2 - LEASE COMMITMENTS

San Francisco

On January 31, 2005, Probitas Partners, L.P., the Company's parent ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California for the benefit of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to

2 - LEASE COMMITMENTS (CONTINUED)

San Francisco (Continued)

provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, and the economic substance of the lease pertains to the Company, rather than the parent, the Company accounts for the lease as though it was the lessee.

On May 23, 2007, the San Francisco lease was amended to include an additional suite in the same building. On May 9, 2008, Probitas Partners, L.P. exercised its option to include additional space in the same building. On October 31, 2008, the lease was amended to include additional office space commencing February 1, 2009. The lease expires on August 31, 2015. Over the term of the lease, rent payments will escalate. To account for the escalating rental arrangement, the company records a deferred rent liability on the statement of financial condition and amortizes the rent on a straight-line basis over the life of the lease.

On October 31, 2008, Probitas Partners, L.P. entered into a three month sub-lease in order to take early occupancy of the space it agreed to lease beginning February 1, 2009. Monthly rental expense is $2,565.

New York

On January 25, 2007, the Company entered into a sub-lease to replace the premises leased in New York. The sub-lease runs from February 1, 2007 to September 30, 2010.

Future minimum lease payments are as follows:

Year ended December 31,	San Francisco	New York	Total
2009	$ 615,204	$ 265,655	$ 880,859
2010	624,480	199,242	823,722
2011	632,052	-	632,052
2012	650,236	-	650,236
2013	668,428	-	668,428
Thereafter	1,152,452	-	1,152,452
	$ 4,342,852	$ 464,897	$ 4,807,749

Rent expense under all existing leases for the year ended December 31, 2008 was $732,657.

3 - SUBLEASES

The Company entered into two subleasing arrangements which commenced August 1, 2007, subleasing office space in its San Francisco offices. The leases expired on July 31, 2008, with one continuing on a month-to-month basis, and the other being extended to March 31, 2009, with provision for a month-to-month arrangement thereafter. Another sublease commenced on February 1, 2009. The sub-lease has a term of three months and continues month to month thereafter. Rental income for the year ended December 31, 2008 was $87,250.

4 - RELATED PARTY TRANSACTIONS

During the year the Company made advances to affiliated companies, which are under common control. As of December 31, 2008 the affiliates owed the Company $216,556. On August 1, 2008, a portion of advances to PFG-UK, LTD, an affiliated company ("PFG-UK") was converted to a three year term loan receivable in the amount of $296,144. Interest is collectible quarterly at a rate of 5% per annum. Principal payments are also due quarterly, with a final payment due July 31, 2011.

Interest income received under this arrangement for the year ended December 31, 2008 was $2,643. Due to the interest charged on the note, management estimates that the balance of the note receivable approximates fair value at December 31, 2008.

Future minimum expected receipts under the loan agreement are as follows:

Year ended December 31,	
2009	$ 75,308
2010	71,307
2011	55,619
	$ 202,234

The Company also maintains another agreement with PFG-UK, Ltd. ("PFG-UK") pursuant to which it agrees to pay certain amounts of fees collected by the Company from common clients to PFG-UK. These sums were received, in consideration of the services PFG-UK provided in connection with the Company's work. As of December 31, 2008, the Company owed the affiliate $400,926 on total annual commission expense of $600,554.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also

5 - NET CAPITAL REQUIREMENTS (CONTINUED)

provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120% of the minimum required net capital.

At December 31, 2008, the Company had net capital of $521,255, which was $443,885 in excess of its required net capital of $77,370. The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1.

6 - FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS 157 also eliminates the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market observable data. SFAS 157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

The Company also adopted SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159) on January 1, 2008. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company elected to adopt the fair value option for its financial instruments on the adoption date. SFAS 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption. The impact of adopting both SFAS 157 and SFAS 159 had no effect on the beginning balance of members' equity as of January 1, 2008. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur.

The only assets and liabilities which the Company has elected to be measured at fair value on a recurring basis, are the private equity investments in limited partnerships made by the Company. These investments, totaling $436,604 as of December 31, 2008, are valued entirely using Level 3 inputs.

<u>Level 3 Valuation Techniques</u>

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at

6 - FAIR VALUE DISCLOSURES (CONTINUED)

Level 3 Valuation Techniques (Continued)

least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. For more information on valuation techniques used to assess the fair market value of Level 3 financial instruments, see *Note 1* to the Financial Statements – *Summary of Significant Accounting Policies* and *Note 7* to the Financial Statements – *Fair Value of Financial Instruments.*

The table below summarizes gains and losses for the year ended December 31, 2008 due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets during 2008. These amounts include gains and losses generated by contributions and distributions as well as changes in other market factors and risks.

	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2008	$ 297,879
Included in other comprehensive income	(82,924)
Purchases, contributions, distributions	221,649
Transfers in and/or out of Level 3	-
December 31, 2008	$ 436,604

Unrealized losses of $82,924 were included in earnings for the year under other comprehensive income for Level 3 assets that are held at December 31, 2008.

7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option. The fair values of all instruments have been derived, in part, by management's analyses and assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. The net realizable values could be materially different from the estimates. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

The provisions of SFAS 107 do not require the disclosure of the fair value of nonfinancial instruments. The following disclosures represent financial instruments in which the ending balance at December 31, 2008 is not carried at fair value in its entirety on the Company's Balance Sheet but for which the carrying value approximates fair value.

7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Short-term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market. As of December 31, 2008, the carrying amounts of these instruments approximates fair value.

Long-term Receivables

All long-term receivables carry interest rates on the outstanding unpaid balances that are at or above current market interest rates. In addition, to date, the Company has not experienced any losses or uncollectibility on any obligations of this type. Accordingly, the net carrying values are assumed to approximate their fair values.

Financial assets:	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,280,877	$ 1,280,877
Long-term receivables	10,166,998	10,166,998
Due from affiliates	216,556	216,556
Loan receivable from affiliate	202,234	202,234

8 - CONCENTRATIONS OF CREDIT RISK

The Company holds contract receivables from obligors which are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the performance and financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

During the year the Company's earned 42% of its service revenue from two clients equal to 31% and 11% of total net revenue. As of December 31, 2008, 39% of the Company's accounts receivable balance is comprised of receivables from only two clients (individually these two clients comprise 27% and 12% of accounts receivable, respectively).

9 - CONTINGENCIES

The Company understands that one of its clients disputes the amounts owed to it pursuant to its engagement agreement. The Company will likely file a complaint to collect its fees and other economic interests from that client. The client, which owes the Company $7,436,320 in short and long-term receivables as of December 31, 2008 has failed to pay the amounts the Company is due under its engagement

9 - CONTINGENCIES (CONTINUED)

agreement. In addition, the Company is seeking to obtain other economic interests it is entitled to under its agreement, which include an interest in the client's profits, a trailer, interest and attorneys' fees. Recoveries, if any, in excess of the amounts payable to the Company at present arising from this claim will be recorded as income in the year received. As of the date of this report, no counterclaims have been made by the client. Based on the facts presently known, the Company does not believe the outcome of these proceedings will have a material adverse effect on its financial condition or results of operations.

10 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the third month following their hire date. The Company does not match employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company made contributions of $136,837 for the year ended December 31, 2008.

11 - NON-CURRENT ACCOUNTS RECEIVABLE

Non-current accounts receivable from customers of $10,680,331 consist of thirteen installment agreements with effective interest rates ranging from 1.17% to prime plus 2%. Payments are collectible through August 2011. Based on interest rates at December 31, 2008 for similar loans by independent established lending institutions, the fair value of the accounts receivable approximates the amount recorded in the financial statements at that date.

12 - DERIVATIVES AND HEDGING

The Company manages its foreign currency related risk primarily through the use of foreign currency forward contracts. The contract held by the Company is denominated in Euros. The Company has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to the forecasted foreign currency-denominated receivable. At December 31, 2008, the Company had one cash flow hedge for the Euro with a maturity date of January 31, 2009. At December 31, 2008, the fair value of the open contract was $0. No gains or losses have been recorded on such contracts.

13- COMMITMENTS

In accordance with certain limited partnership interest agreements as described in note 6, the Company may be required to commit additional capital to a number of the

13- COMMITMENTS (CONTINUED)

investment partnerships in which it holds interests. The capital calls may be made over a period of up to ten years. Total committed capital as of December 31, 2008 was $1,526,679. Of this committed amount, $558,012 was funded and $968,667 remained unfunded at December 31, 2008.

14 - GUARANTEE LIABILITIES

The Company has guaranteed two term loans and a $5,000,000 line of credit for the benefit of its parent company, Probitas Partners, L.P. The Company would be obliged to perform under this guarantee if Probitas Partners L.P. failed to pay principal and interest payments to the lender when due. The first and second term loan total $1,500,000 and $1,800,000, respectively, and are payable in 60 equal installments of $25,000 and $30,000, respectively, plus accrued interest. Both loans and the line of credit accrue interest at the rate of prime plus one quarter percent (0.25%). The final payments on the two term loans are due during the Company's fiscal year ended December 31, 2012 and 2013, respectively. The line of credit matures July 31, 2009. Excluding accrued interest, the maximum potential amount of future (undiscounted) payments under these guarantees would be $7,933,750. In accordance with the agreements, the Company is required to maintain a minimum contracts receivable balance of at least $15,000,000. As of December 31, 2008, the Company is in compliance with such covenants and Probitas Partners L.P. is current with its debt payments.

15 - SUBSEQUENT EVENTS

Investments

As a result of business conducted in 2008, the Company may have a right to acquire an investment interest in certain investment partnerships, as described in notes 6 and 13, formed by clients of the Company. The investments will be accounted for under the fair value method pursuant to the Company's accounting policy and SFAS 157. Some agreements have not been reached as of the date of these financial statements as to the capital commitment required of the Company in connection with such investment interests.

SUPPLEMENTARY INFORMATION

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIRMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total owner equity from Statement of Financial Condition	$	29,167,946
Less: non allowable assets		(29,047,617)
Add: adjustments		
Due to affiliate		400,926
Net capital	$	521,255

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	77,370
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	77,370
Excess net capital	$	443,885
Excess net capital @ 1000%	$	405,200

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$	1,160,548
Percentage of aggregate indebtedness to net capital		223%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2008

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Per original filing	$	419,089
Audit adjustments		
To reduce accrual for profit sharing distribution		14,343
To reduce accrual for local payroll tax		19,000
To reduce accrual for local income tax		80,613
To accrue California LLC gross receipts fee		(11,790)
Per this filing	$	521,255

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
YEAR ENDED DECEMBER 31, 2008

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL
CONTROL STRUCTURE

DECEMBER 31, 2008

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2008, we considered its internal control over financial reporting (internal control), as a basis for determining our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 25, 2009

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008